UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of December 2018

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                       Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

On December 20, 2018, Husky Energy issued a press release announcing its 2019 budget and production update. The press release is attached hereto as Exhibit “A”.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-222652) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis

JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: December 20, 2018		GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Energy Announces 2019 Budget and Production Update

Capital spending $300 million less than previously forecast

Record thermal production in Q4 2018; Full rates achieved at Sunrise, Tucker and Rush Lake 2

Husky Energy plans to spend approximately $3.4 billion on its capital expenditure program in 2019 as it continues to invest in a deep portfolio of higher-margin, longer-life projects. This is about $300 million less than forecast at the Company’s Investor Day in May 2018, and includes capital spending reductions resulting from Alberta’s mandated oil production cuts.

The Company retains further flexibility to reduce capital spending depending on market conditions.

“Husky continues to attain global pricing for the vast majority of our production. Our low-cost integrated model in North America and high-margin offshore business shield us from the commodity discounts realized by many of our peers,” said CEO Rob Peabody. “We built this robust business model to capture value through commodity cycles, whether it comes from refining margins in the Downstream or from improved prices in the Upstream.

“Husky’s portfolio is designed to manage risk effectively and we are disappointed with government intervention given the market’s natural ability to remove uneconomic barrels. We are focused on curtailing production in the most efficient and cost-effective way possible.”

Including estimated Alberta Government curtailment requirements for the full year, and reduced capital expenditures, Husky’s average annual 2019 production is expected to be approximately 300,000 barrels of oil equivalent per day (boe/day). This does not include any production associated with Husky’s proposed acquisition of MEG Energy.

Q4 OPERATIONAL UPDATE

Husky achieved several important operational milestones in the fourth quarter.

•	Gas production in the Asia Pacific region continues to benefit from strong demand and is on track to deliver record gross quarterly production in Q4.
•	The Sunrise Energy Project achieved nameplate capacity and record rates of 61,900 barrels per day (bbls/day).
•	Following the completion of a turnaround in the third quarter of 2018, the Tucker thermal bitumen project achieved its nameplate capacity of 30,000 bbls/day.
•	The 10,000 bbls/day Rush Lake 2 thermal bitumen project, which came online in October, has ramped up to full production and is seeing sustained volumes at full capacity.

In the Atlantic region, Husky is progressing plans to retrieve a failed flow line connector at the White Rose field and will work closely with the regulator to resume operations. The Company expects to be able to resume operations in a phased approach. Terra Nova has resumed production operations.

In the Downstream, the Company has completed a heavy turnaround season and the Lloydminster Upgrader and all refineries, with the exception of the Superior Refinery, are currently operating at normal rates. The Lima Refinery 2018 turnaround included work related to the Crude Oil Flexibility Project, which will increase heavy crude oil capacity to 40,000 bbls/day by the end of 2019. The Superior Refinery is expected to resume operations in 2020. The Company has insurance to cover asset damage and repair costs as well as business interruption.

The Company continues to take advantage of its extensive storage and pipeline connectivity to source discounted feedstocks from the Permian and Bakken basins.

2019 PRELIMINARY GUIDANCE

Husky will provide a more detailed 2019 production and capital guidance update in the first quarter, following resolution of the proposed acquisition of MEG Energy.

Capital spending in 2019, excluding any combination with MEG, is expected to be in the range of $3.3 -$3.5 billion. The middle of the range is approximately $300 million less than the $3.7-billion forecast provided at the May 2018 Investor Day and includes reduced spending related to Alberta’s curtailment program and lower global oil prices.

Spending is being reduced in areas where Husky has the most capital flexibility, including heavy oil and Western Canada resource plays. The Company retains further flexibility to reduce capital spending, including the ability to pace development of growth projects that are currently in flight.

Sustaining capital, the amount required to maintain operations and keep production flat, is estimated at $1.8 billion. The Company can fund sustaining capital and the current level of the dividend at about $40 WTI. In addition, Husky has one of the strongest balance sheets in the industry, with net debt at the end of Q3 2018 of $2.6 billion, representing 0.6 times net debt to trailing 12 months funds from operations.

Growth capital includes spending for development of the Liuhua 29-1 field offshore China, construction of five Lloyd thermal projects in Saskatchewan and the West White Rose Project in the Atlantic region.

Construction at the 10,000 bbls/day Dee Valley thermal bitumen project in Saskatchewan has been advanced, with first oil now expected in the fourth quarter of 2019.

In addition to the thermal projects under development, the Board has sanctioned a new 10,000 bbls/day thermal project at Spruce Lake East in Saskatchewan, with first oil anticipated around the end of 2021.

Production Guidance and Curtailment Measures

Excluding any combination with MEG, Husky’s production in 2019 is expected to be approximately 300,000 boe/day, including reductions associated with Government of Alberta curtailments and suspended operations at the White Rose field in the Atlantic region.

Husky’s January production cut mandated by the Alberta government is considerably higher than the 8.7 percent industry-wide target despite Husky’s ability to process and transport its production to markets unimpeded, and profitably. Curtailment rules disproportionately impact companies, like Husky, with significant Downstream and midstream investments relative to producers who have not made these investments.

Furthermore, the government’s curtailment formula does not consider Husky’s production growth over the year at Sunrise and Tucker, which are now at full capacity, and does not consider costs related to marketing commitments, or the closure, restart or early abandonment of wells and facilities.

Husky continues to engage with the Alberta Energy Regulator and Alberta Government to address the inequities, costs and other unintended consequences of production curtailment.

MEG ACQUISITION UPDATE

Husky recently announced it has met all regulatory requirements for its full and fair offer to acquire MEG Energy, including approval granted under the Investment Canada Act.

As was previously stated, the offer announced on September 30, 2018 includes a condition that at least 66 2/3 percent of MEG shares must be tendered before Husky will take up shares to successfully complete the transaction.

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Husky’s offer will be open for acceptance until 5 p.m. Eastern Time (3 p.m. Mountain Time) on Wednesday, January 16, 2019. Intermediaries likely have established tendering cut-off times that are prior to the offer expiry time. Shareholders must instruct their intermediaries promptly if they wish to tender.

For assistance in depositing their shares to the offer, MEG shareholders should contact the Information Agent D.F. King Canada by telephone at 1-800-761-6707 (North American toll-free number) or +1-212-771-1133 (outside North America) or by email at inquiries@dfking.com

Further details about the benefits of the offer, as well as instructions on how to tender, are available on Husky’s website at www.huskyenergy.com/BetterTogether

Investor and Media Inquiries:

Dan Cuthbertson, Senior Manager, Investor Relations

403-523-2395

Media Inquiries:

Mel Duvall, Senior Manager, Media & Issues

403-513-7602

NO OFFER OR SOLICITATION

This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire MEG securities and to issue securities of the Company will be made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and takeover bid circular and accompanying letter of transmittal and notice of guaranteed delivery as they may be amended or supplemented from time to time.

NOTICE TO U.S. HOLDERS OF MEG SHARES

The Company has filed a registration statement covering the offer and sale of the Company’s shares in the acquisition with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. Such registration statement covering such offer and sale includes various documents related to such offer and sale. THE COMPANY URGES INVESTORS AND SHAREHOLDERS OF MEG TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH SUCH OFFER AND SALE OF THE COMPANY’S SHARES AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You are able to obtain a free copy of such registration statement, as well as other relevant filings regarding the Company or such transaction involving the issuance of the Company’s shares, at the SEC’s website (www.sec.gov) under the issuer profile for the Company, or on request without charge from the Senior Vice President, General Counsel & Secretary of the Company, at 707, 8th Avenue S.W. Calgary Alberta or by telephone at 403-298-6111.

The Company is a foreign private issuer and is permitted to prepare the offer to purchase and takeover bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Shareholders of MEG should be aware that owning the Company’s shares may subject them to tax consequences both in the United States and in Canada. The offer to purchase and takeover bid circular (or any applicable supplement) may not describe these tax consequences fully. MEG shareholders should read any tax discussion in the offer to purchase and takeover bid circular(or any applicable supplement), and holders of MEG shares are urged to consult their tax advisors.

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A MEG shareholder’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Company is incorporated in Alberta, Canada, some or all of the Company’s officers and directors and some or all of the experts named in the offering documents reside outside of the United States, and all or a substantial portion of the Company’s assets and of the assets of such persons are located outside the United States. MEG shareholders in the United States may not be able to sue the Company or the Company’s officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED THE COMPANY’S SHARES OFFERED IN THE OFFERING DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFERING DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MEG shareholders should be aware that, during the period of the offer, the Company or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “is estimated”, “intend”, “plan”, “projection”, “could”, “should”, “aim”, “vision”, “goals”, “objective”, “target”, “scheduled” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to: planned capital spending in 2019; expected 2019 average annual production; expectations of record gross quarterly gas production in the fourth quarter in the Asia Pacific region; expectations regarding the resumption of operations at the White Rose field and the Superior Refinery; the expected increase in heavy crude oil capacity by the end of 2019 as a result of the Lima Refinery 2018 turnaround; estimated 2019 sustaining capital; the expected price at which the Company can fund sustaining capital and its current dividend; projects on which growth capital will be spent in 2019; and the expected timing of first oil at, and design capacity of, the Dee Valley and Spruce Lake East thermal projects.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate, including the ability to obtain regulatory approvals and meet other closing conditions to any possible transaction, and the ability to integrate the Company’s and MEG’s businesses and operations and realize financial, operational and other synergies from the proposed transaction. Those assumptions and factors are based on information currently available to the Company about itself, MEG and the businesses in which they operate. Information used in developing forward-looking statements has been acquired from various sources, including third-party consultants, suppliers and regulators, among others.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to the Company.

The Company’s Annual Information Form for the year ended December 31, 2017, offer documents for MEG and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR

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website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

NON-GAAP MEASURES

This news release contains references to the terms “sustaining capital”, “net debt” and “net debt to trailing funds from operations”, which do not have standardized meanings prescribed by International Financial Reporting Standards (“IFRS”) and are therefore unlikely to be comparable to similar measures presented by other issuers. None of these measures is used to enhance reported financial performance or position. These measures are useful complementary measures in assessing financial performance, efficiency and liquidity. There is no comparable measure in accordance with IFRS for sustaining capital or net debt to trailing funds from operations.

Sustaining capital is the additional development capital that is required by the business to maintain production and operations at existing levels. Development capital includes the cost to drill, complete, equip and tie-in wells to existing infrastructure.

Net debt is a non-GAAP measure that equals total debt less cash and cash equivalents. Total debt is calculated as long-term debt, long-term debt due within one year and short-term debt. Net debt is considered to be a useful measure in assisting management and investors to evaluate the Company’s financial strength.

The following table shows the reconciliation of total debt to net debt as at the dates indicated:

($ millions)	Sept. 30 2018	June 30 2018	Sept. 30 2017
Short-term debt	200	200	200

Long-term debt due within one year	388	394	-

Long-term debt	4,964	5,015	5,236
Total debt	5,552	5,609	5,436

Cash and cash equivalents	(2,916)	(2,583)	(2,486)
Net debt	2,636	3,026	2,950

Net debt to trailing funds from operations is a non-GAAP measure that equals net debt divided by the 12-month trailing funds from operations as at September 30, 2018. Funds from operations equals cash flow – operating activities plus change in non-cash working capital. Net debt to trailing funds from operations is considered to be a useful measure in assisting management and investors to evaluate the Company’s financial strength.

DISCLOSURE OF OIL AND GAS INFORMATION

The Company uses the term “barrels of oil equivalent” (or “boe”), which is consistent with other oil and gas companies’ disclosures, and is calculated on an energy equivalence basis applicable at the burner tip whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. The term boe is used to express the sum of the total company products in one unit that can be used for comparisons. Readers are cautioned that the term boe may be misleading, particularly if used

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in isolation. This measure is used for consistency with other oil and gas companies and does not represent value equivalency at the wellhead.

Unless otherwise indicated, projected and historical production volumes provided represent the Company’s working interest share before royalties.

All currency is expressed in this news release in Canadian dollars.

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